August 15, 2024

Erez Aminov
Chairman and Chief Executive Officer
Mira Pharmaceuticals, Inc.
1200 Brickell Avenue, Suite 1950 #1183
Miami, Florida 33131

       Re: Mira Pharmaceuticals, Inc.
           Registration Statement on Form S-3
           Filed August 12, 2024
           File No. 333-281467
Dear Erez Aminov:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tamika Sheppard at 202-551-8346 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Max Lindenfeld